SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VIDEOLAN TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

926919309

(CUSIP Number)

Dean S. Dumont
99 Boulder Drive
Milford, New Hampshire 03055
(603)673-5184

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 926919309

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DEAN S. DUMONT N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,862,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,862,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,862,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) **%

14.	Type of Reporting Person (See Instructions) IN

* See Instructions

** The Reporting Person does not have current information regarding the number of outstanding shares of common stock of the Issuer and therefore is not able to calculate the percent of class represented by the shares acquired by the Reporting Person.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the $.01 par value common stock (the “Common Stock”), of VideoLan Technologies, Inc., a Delaware corporation (the “Issuer”). The Issuer does not currently maintain any executive offices.

Item 2.	Identity and Background
(a)	The name of the natural person filing this Statement is Dean S. Dumont (the “Reporting Person”).
(b)	The Reporting Person resides at 99 Boulder Drive, Milford, New Hampshire 03055.
(c)

The Reporting Person’s principal occupation is that of managing NewsWireCentral, Inc., a Nevada corporation (“NewsWireCentral”), which provides newswire access, print news, access to Canadian news and live, industry-specific news for investors and other business oriented individuals. The address of NewsWireCentral is 99 Boulder Drive, Milford, New Hampshire 03055.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

The amount of funds used to purchase the securities acquired by the Reporting Person from May 28, 2003 to June 10, 2003 was $13,560.58, the source of which was the personal funds of the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person has acquired the securities described in Item 5 below for the purpose of assuming control of the Issuer. Pursuant to his desire to assume control, the Reporting Person may acquire additional securities of the Issuer in the future.

After the Reporting Person has attained a sufficient degree of control over the Issuer, he intends to elect himself and up to three others to serve as members of the Issuer’s board of directors. Upon this election, the Reporting Person plans for the Issuer to promptly do the following: (1) Pay its delinquent Delaware Franchise Taxes; (2) File a Certificate of Revival and Restoration of its Certificate of Incorporation in accordance with Section 312 of the General Corporation Law of the State of Delaware; and (3) File a Current Report on Form 8-K disclosing a change in control.

Following these initial steps, the Reporting Person intends to effect a merger by and between the Issuer and NewsWireCentral, causing the latter to become a publicly traded entity. The Issuer’s board of directors will not be able to develop and set forth the terms of this business combination until the Issuer has done the following: (1) Prepared audited financial statements for the periods required by applicable SEC rules; (2) Filed its delinquent Securities Exchange Act reports for the periods required by SEC rules; (3) Distributed a Proxy Statement or Information Statement to its stockholders that complies with the requirements of Regulation 14 and contains detailed information about the business combination terms, the Issuer’s future plan of operations and the risks associated with the Issuer’s future business activities; and (4) Obtained any approvals required under federal bankruptcy law.

After the merger between the Issuer and NewsWireCentral is completed, the Reporting Person plans to raise $2,500,000 of capital on behalf of the merged entity for purposes of increasing working capital, making acquisitions of other media companies and launching various business operations.

Except as described above, the Reporting Person does not have any plans relating to:
(a) A sale or transfer of a material amount of assets of the Issuer;
(b) A material change in the capitalization or dividend policy of the Issuer;
(c) Material changes in the Issuer’s business or corporate structure; or
(d) Changes in the Issuer’s charter, bylaws or other instruments corresponding thereto.
The Reporting Person does not have plans that would cause any securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

Item 5.	Interest in Securities of the Issuer
Background Information

As reported by the Issuer in its Quarterly Report on Form 10-QSB for the period ended September 30, 1997, the authorized capital of the Issuer included 10,000,000 shares of $.08 par value common stock and 5,000,000 shares of $.01 par value preferred stock. The Form 10-QSB further disclosed that on September 30, 1997, the issued and outstanding capital stock of the Issuer consisted of 2,808,975 shares of common stock and 4,140 shares of preferred stock. The Reporting Person does not have any information regarding the issuance of shares of capital stock, if any, after the date of the aforementioned report.

On February 17, 1998, the Issuer filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of Kentucky (Case No. 98-32509).

The Bankruptcy Court entered an order converting the case from a Chapter 11 Reorganization to a Chapter 7 Liquidation on July 24, 1998. A Chapter 7 Trustee was appointed who subsequently liquidated the then existing assets of the Issuer and paid a portion of the claims of its unsecured creditors. The Trustee’s Final Accounting was filed with the Bankruptcy Court on May 28, 2002, and a final decree discharging the Trustee and closing the case was entered on May 29, 2002. The Reporting Person has recently filed a motion to reopen the Bankruptcy Case and to convert it to a Chapter 11 proceeding.

Description of Transaction

(a)    The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 5,862,000. The Reporting Person does not have current information regarding the number of outstanding shares of common stock of the Issuer and therefore is not able to calculate the percent of class represented by the shares acquired by the Reporting Person. Although the Reporting Person has acquired beneficial ownership of 5,862,000 shares of Common Stock, he has not received physical delivery of those shares as of this date because the Issuer does not currently employ a stock transfer agent.

(b) The Reporting Person has the sole power to vote and dispose of 5,862,000 shares of Common Stock.
(c) The trade dates, number of shares purchased or sold and the price per share for all purchases and sales of the reported securities by the Reporting Person are set forth in Exhibit 1 hereto.
(d) Not applicable
(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships of the sort relevant to this Item 6. There are no shares of Common Stock beneficially owned by the Reporting Person that have been pledged or that are subject to any contingency the occurrence of which would give another person voting power or investment power over such Common Stock.

Item 7.	Material to Be Filed as Exhibits
Exhibit No. Exhibit
1 Trade Summary Chart

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2003
Date

/s/ Dean S. Dumont
Dean S. Dumont

EXHIBIT 1

TRADE SUMMARY CHART

The chart below details the Reporting Person’s trading activities with respect to the securities described in Item 5 of this Schedule 13D.

TRADE DATE	NO. OF SHARES PURCHASED (P) OR SOLD (S)		PRICE PER SHARE

05/28/03	275,000	(P)	$.0002
05/28/03	875,000	(P)	$.0003
05/28/03	125,000	(P)	$.0004
05/30/03	125,000	(P)	$.0002
06/03/03	700,000	(P)	$.0004
06/03/03	250,000	(P)	$.0005
06/03/03	500,000	(P)	$.0007
06/03/03	300,000	(P)	$.0008
06/03/03	100,000	(P)	$.001
06/03/03	100,000	(P)	$.0011
06/03/03	25,000	(P)	$.0014
06/03/03	200,000	(P)	$.0015
06/03/03	200,000	(P)	$.0016
06/03/03	300,000	(P)	$.0017
06/03/03	225,000	(P)	$.0019
06/03/03	125,000	(P)	$.0024
06/04/03	200,000	(P)	$.0025
06/05/03	100,000	(P)	$.003
06/05/03	375,000	(P)	$.0035
06/05/03	25,000	(P)	$.0042
06/05/03	35,000	(P)	$.0052
06/06/03	250,000	(P)	$.0065
06/06/03	70,000	(P)	$.007
06/06/03	34,500	(P)	$.009
06/10/03	192,500	(P)	$.0065
06/10/03	365,000	(P)	$.008
06/10/03	75,000	(S)	$.006
06/10/03	110,000	(S)	$.0065
06/10/03	25,000	(S)	$.0075